Filed by Pine Technology Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Pine Technology Acquisition Corp.

(Commission File No. 001-40179)

The Tomorrow Companies Inc.

Letter to Employees

December 7, 2021

Dear Tomorrow.io Employees,

The story of Tomorrow.io started over a cold beer on a sunny afternoon in Harvard Square in Cambridge, Massachusetts. We imagined great things--but could not have anticipated just how far and how high your support could help us reach just a few years later.

Today marks a bold new stage of our journey, and I am pleased to share with you the exciting news: we have just announced that Tomorrow.io plans to go public. We will list on Nasdaq through a business combination with a special purpose acquisition company (SPAC) called Pine Technology Acquisition Corp. (“Pine Technology”) (Nasdaq: PTOC, PTOCW, PTOCU). When public, Tomorrow.io will trade on Nasdaq under the new ticker symbol “TMW״.

This is a momentous day for Tomorrow.io. I want to thank you all for your hard work and dedication to our mission. We could not have achieved this without our incredible Tomorrow.io team.

As we embark on this journey, I want to recognize the contributions of each of you who helped us reach our goal today. For all of you who put in the extra time despite historically challenging circumstances, thank you!

This is neither the end of the road, nor an ‘exit’. Tomorrow.io is a special company that needs a significant amount of capital in order to achieve its business goals and create a meaningful impact in the world. Going public, for some companies, is a liquidity opportunity and a settling into maturity. For us, it’s a new phase of growth and execution that we believe will tremendously benefit our company and our shareholders--including, of course, you.

However, we all must remember that we are in the early stages of building what will become the largest enterprise in the field of weather and climate. While we have accomplished a lot already—developing a software platform that enables any business or organization to proactively prepare for incoming weather, building a world-class weather forecasting operation in-house, earning the trust of customers around the world ranging from JetBlue to Uber to NOAA and NASA, securing funding from the U.S. Air Force for our first four satellites, and more—a lot of work and value creation are still ahead of us.

Tomorrow.io’s mission is to equip humanity with the weather intelligence needed to adapt and thrive in an era of climate crisis. We are building a technology powerhouse that will improve weather forecasting on a global scale and with historic impact, shielding communities and businesses and saving lives around the world. This is a big mission. Becoming a public company will ensure our ability to access capital, build brand recognition and awareness, and put the power of capital market access behind our plans.

We are confident in our path and in the combined strength of our employees and leadership team to execute our long-term growth strategy. As a public company, we are confident our technology- and product-first approach will lead to further high points as we build the world’s largest weather enterprise--soon to be powered by space.

To establish ourselves as a dynamic public company in the weeks and months ahead, we rely on each and every one of you to keep doing what you do so extremely well: developing industry-first weather intelligence technologies and products, while demonstrating our award-winning focus on customer success.

I ask that you remain focused on execution and operational excellence as we continue to sustain our growth globally, advance our weather insights services and serve our strategic partners and customers. Focus is more important now than ever.

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Important notice regarding the transaction and legal guidance

Please bear in mind that we will continue to operate under the Tomorrow.io name even after we become a publicly traded company. The board of directors of Tomorrow.io and Pine Technology have approved the proposed transaction, which we expect to complete in the first half of 2022, subject to the satisfaction or waiver of customary closing conditions, including review by the U.S. Securities and Exchange Commission (or “SEC”).

As we enter this new chapter, there are some rules we must all follow. The SEC, which has oversight over the transaction because Pine Technology is a public U.S. company, has strict guidelines governing publicity. To avoid delays the SEC might impose if we do not adhere to these rules, we must avoid speaking publicly about this transaction and our business metrics and financials. Accordingly, you must refrain from making any statements about these areas of our company or this event in open forums (including to friends or family; online forums such as Facebook, Twitter, LinkedIn, Reddit; via email, to existing or prospective clients, etc.). Confidentiality will be critical as we move through the go-public process and enter operations as a public company. It is imperative that each of us adhere to these rules.

If someone asks you about the process of going public or company fundamentals, the best response is to say something polite like, “We’re really proud and excited, but it is not something I am able to discuss.” If pushed further, you can reiterate and say something like, “I can’t speak to that, but I would be happy to connect you with the appropriate team members.”

Should you receive any press inquiries, please forward the details of the inquiry to our outside investor relations and public relations firm, ICR, and their team at TomorrowIR@icrinc.com or TomorrowPR@icrinc.com who can handle media requests appropriately during this sensitive time. Understanding that communications are highly regulated through this process, please know we will continue to share updates with you as we have more to report.

Additionally, there are strict legal requirements regarding trading in securities of public companies. Pine Technology is a publicly traded entity, and you should not be trading in the securities of Pine Technology (that includes any units, warrants, or stock). This restriction also applies to members of your immediate family, persons with whom you share a household, economic dependents, and any entity whose transactions you influence, direct, or control. In addition, please do not share with anyone any information that could be considered “material non-public information” (defined in the Employee FAQ document) about Tomorrow.io or Pine Technology with anyone.

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Summary

I am sure many of you have and will continue to have questions. We will provide you with an internal “Frequently Asked Questions” document that will address many of the relevant logistics, regulations, and duties attached to the new business structure required of public company employees, as well as guidelines for external communications. Please feel free to reach out to Jonathan Shamay Draluck or your department manager with any additional questions on the transaction.

We will continue to communicate with you and share information as decisions are made. We appreciate your patience – and your commitment – in making Tomorrow.io a market leader in weather intelligence. If you have any questions, please speak with your manager or team leader.

Finally, I want to thank you all again for your hard work and dedication to our collective success and to advancing our vision. I look forward to working with you in this next phase of our company’s development as we expand and continue to unlock groundbreaking value for the entire world. Once again, thank you for all your hard work to make this day a reality. Today, Tomorrow.io has arrived.

Thank you –

Shimon

Shimon Elkabetz

CEO

Employee FAQs

Typical Public Company FAQs

Q – What is the change occurring at Tomorrow.io?

A – Tomorrow.io is becoming a publicly traded company and will be listed on Nasdaq (Nasdaq: TMW), upon the successful completion of the transaction with Pine Technology, which remains subject to the satisfaction or waiver of customary closing conditions.

Q – How is this different from a traditional IPO?

A – A SPAC is a special purpose acquisition company, or a blank check company, created for the purpose of acquiring another company to take it public. In an IPO, a private company issues new shares and, with the help of an underwriter, sells them on a public exchange. Going public through a SPAC is similar to a traditional IPO, in that at the close of the transaction, the newly combined company is listed on the stock exchange that the SPAC was listed. Several other growth companies have recently gone public with SPACs.

Tomorrow.io chose Pine Technology as our partner because of their extensive technology, investing, financial, ESG, and transaction experience and their commitment to helping Tomorrow.io capitalize on the many opportunities ahead of us. We look forward to benefiting from Pine Technology’s support as we work to execute our compelling growth plans.

Q – What does it mean to be a “U.S. public company”?

A – To be a U.S. public company means that the company’s shares are traded freely on a stock exchange.

Q – What is the reason or benefit(s) for going public?

A – Becoming a public company provides Tomorrow.io with a number of benefits, including:

●	access to a broader source of capital to help fund our growth;
●	the ability to support our growth and operations; and
●	improved awareness and brand recognition.

Going public has been part of the long-term vision for Tomorrow.io, and our business model has always focused on growth. However, we do not expect it to change our long-term strategies or day-to-day operations. We are proud of what we are building, and we will continue to operate in a seamless manner once Tomorrow.io becomes a publicly traded company.

Q – Will our company name change?

A – No, we will continue to operate under the Tomorrow.io name.

Q – Will our company website URL change?

A – Our company website URL will not change.

Q – What exchange will Tomorrow.io list on and what will the ticker symbol be?

A – Immediately upon the closing of the proposed transaction, Tomorrow.io is expected to list on Nasdaq under a new ticker “TMW.”

Q – Has Tomorrow.io’s management committed to stay on after the transaction is complete?

A – We expect Tomorrow.io’s existing management team, which is dedicated to our long-term success, to continue to lead the company.

Tomorrow.io’s management team, with a deep expertise in weather, radar technology and software, includes Chief Executive Officer Shimon Elkabetz, Chief Strategy Officer Rei Goffer, and Chief Customer Officer Itai Zlotnik.

Q – Who will be the board members of the public company?

A – Tomorrow.io will be guided by an experienced Board of Directors and Tomorrow.io’s Chief Executive Officer, Shimon Elkabetz, will continue to lead the combined company along with the current management team. Additional details about the proposed Board structure will be provided in future public filings with the SEC.

Q – How will becoming a public company affect the business?

A – We expect that becoming a public company will primarily impact our capital structure, and will have little practical impact on our day-to-day operations. We will continue to remain focused on operational excellence.

We expect the only items to change will be our new status and reporting duties as a public entity. Our management team will remain the same. Our commitment to our employees, partners, and customers will not change. We may hire additional personnel to support our ability to comply with public company obligations, to function as a public company and strengthen our growth.

Q – What will the new organizational structure look like?

A – Our leadership structure will remain the same, under the leadership of our Chief Executive Officer Shimon Elkabetz. Additional details about the proposed Board structure will be provided in future public filings with the SEC.

Employee FAQs

Q – How does going public affect me as an employee?

A – Going public will have little practical impact on your day-to-day responsibilities. Importantly, as a public entity, there are strict rules that dictate how Tomorrow.io and its employees are permitted to publicly speak about the company and its business endeavors. Therefore, it is critical that no employees speak on behalf of the company to the media or other organizations about the company’s financials, upcoming deals, or make any forward-looking statements relating to future business conditions.

Q – Will there be a job for me once Tomorrow.io is publicly traded?

A – There are no expected staffing changes as a direct result of becoming a publicly traded company. Instead, we expect the transaction may create new opportunities for employee advancement across our whole company.

Q – Will my role and responsibilities change?

A – Roles and responsibilities will generally not change as a result of going public. We look forward to quickly advancing our technology and increasing our capacity with greater resources, as well as benefit from increased legitimacy and brand awareness as a Nasdaq-listed company. We believe that going public will provide significant growth opportunities for our company, our partners, our suppliers, and our entire team.

Q – How will my benefits be impacted?

A – Benefits will not be impacted from becoming a publicly traded company.

Q – What are the legal implications of this transaction to customers?

A – Tomorrow.io will continue to provide the high quality of service we owe to our customers. Customers and partners can consider this to be business as usual here at Tomorrow.io.

Q – Who should I ask if I have any questions about being an employee of a public company?

A – Please refer any additional questions to your Department leader, or to Osnat Barak.

Q – Who should I contact with questions about the transaction?

A – If you have any questions about this transaction, please speak with your manager or e-mail Stephen Gregorio. If you have received investor or media inquiries about the transaction, please refer them to the ICR team at TomorrowIR@icrinc.com or TomorrowPR@icrinc.com.

External Communications as a Public Company

Q – What kind of disclosure must a U.S. public company provide?

A – U.S. public companies must provide regular disclosure to the market of significant developments affecting their business and/or value of their securities. There are two general types of public disclosure obligations imposed on U.S. public companies. First, the company is obligated to file various periodic reports and statements with the U.S. Securities and Exchange Commission (SEC), all which are available to the general public. Each of these reports and statements requires the company to disclose and discuss various types of information relating to the company. Second, the company is subject to certain continuing obligations to disclose on a timely basis material information concerning the company, (i.e. acquisition, major contract outside our normal course of business, new director, etc.).

Q – How will becoming public change the way Tomorrow.io communicates?

A – We will still promote the business as we have done in the past. However, following the end of every quarter we will announce our financial results in a public forum. This process involves filing our financial statements and other information about the company with the SEC and issuing a news release detailing our financial results for the quarter and a business update if necessary or desirable (i.e. the company’s earnings release). This news release will be issued via a newswire service and will also be posted on our website. The release will be followed by a conference call that will be open to the public, including employees and the investment community. Outside of the quarterly reporting process, we will communicate with investors, but must only discuss information that is contained in news releases, quarterly and annual SEC filings and annual reports, proxies, investor presentations, and other publicly issued information.

Q – Where can I find Tomorrow.io’s SEC filings?

A – Filings can be found on the SEC’s website at www.sec.gov. In addition, at some point in the future, these filings will also be found on Tomorrow.io’s website under the investor relations tab.

Q – Who are the spokespeople for Tomorrow.io?

A – Please do not speak to members of the media about Tomorrow.io or comment publicly on the business. If you are contacted by a member of the media please notify the team at TomorrowPR@icrinc.com.

Q – Can I comment on or discuss Tomorrow.io’s performance or how the business is doing?

A – While our potential combination presents exciting opportunities for us, the information we are able to share both internally and externally must remain limited to what we have publicly announced. Simply put, if it isn’t in the news release or other publicly filed official company information, then you cannot discuss it outside the company. We are committed to communicating with our employees and other stakeholders in a timely manner and we will provide appropriate updates as we progress through our integration process.

Q – Can I discuss future plans, business and/or growth projections as it relates to work I do at Tomorrow.io?

A – No. As a public company we will need to make sure that only specified persons discuss future plans or business projections about the company. Please do not discuss future plans or business projections externally.

Q – Customers are asking me questions about going public or about the health of our business, what should I tell them?

A – We are strictly limited in our ability to speak about the performance of the business. As we go through this process to become a public company, confidentiality is more important now than ever. Sharing confidential details can jeopardize the deal and create regulatory trouble.

We have already prepared communications to go out to our partners and customers explaining the transaction and what this opportunity means for all of us. If your friends, family, or business contacts want information regarding the transaction, please direct them to our press release found on our website.

If someone asks you about the process of going public or company fundamentals, the best response is to say something polite like, “Thank you for your interest in Tomorrow.io, but I cannot comment.” If pushed further, you can say something like, “I can’t speak to that, but I would be happy to connect you with the appropriate team members.”

Q – Can I forward or repost internal memos?

A – No. Do not forward to anyone or repost for public or private consumption any executive or internal memos. We send these materials to you in an effort to offer as much transparency as possible to our employees, and we request that you respect the confidential nature of these communications.

Q – Can I post on social media about Tomorrow.io?

A – Please be respectful and professional in all photos that you choose to upload from the workplace or associate in any way with Tomorrow.io. Keep in mind the below restrictions: you cannot post any information related to topics including, but not limited to:

●	The transaction (see further below);
●	Tomorrow.io’s financial performance (revenue, earnings, losses, etc.);
●	Confidential business and/or proprietary information;
●	A change in business-impacting trends;
●	A pending or prospective merger, acquisition or tender offer;
●	A pending or prospective contract or award;
●	The sale of significant assets, or a significant subsidiary;
●	Major changes in senior management or the board of directors; and
●	Any other material non-public information.

Additionally, with respect to communications around the transaction, while we understand that you are excited about the milestone, do not post about the transaction on social media or repost Tomorrow.io’s social media posts on the transaction. Additionally, please do not draft your own commentary related to going public or our expectations as a public company, as it is important that all messaging on the subject is driven and directed solely by the company. Please see the social media policy provided for additional information.

Insider Trading

Q – What is Insider Trading?

A – U.S. Federal securities laws (and applicable laws in other jurisdictions as well) prohibit directors, officers, employees, and others who are aware of material non-public information about a company from trading on that information. Disclosing material non-public information to others who then trade (known as “tipping”) on it is also against the law, and both the person who discloses the information and the person who trades on it are liable. These illegal activities are commonly referred to as insider trading.

Q – What exactly is material non-public information?

A – Material non-public information is any information about a company that has not reached the general marketplace and that would be important to investors who are deciding whether to trade its securities. A few examples of non-public information that could be considered material include significant contracts, financial forecasts or earnings estimates, major management changes, proposed mergers, acquisitions, or dispositions, major litigation, securities offerings, stock splits, or repurchases of company securities. Please inquire with Jonathan Shamay Draluck if you have any questions about whether information you possess would constitute material non-public information.

Q – Do the restrictions on insider trading apply only to employees?

A – The law applies to officers, directors, employees, and agents of the company, as well as suppliers and consultants who have special access to such information. The law also applies to spouses, children, and anyone else in an employee’s home. Anyone can be an insider if he/she is trading securities on material non-public information.

Q – I often speak about business with my spouse, that’s not a problem, is it? I only occasionally reveal non-public information, and my spouse knows not to tell anyone else.

A – This is a problem that could be costly for you and Tomorrow.io. If your spouse were ever to use material non-public information given by you to buy or sell securities, both of you could be prosecuted for illegal insider trading, which could result in going to jail. You could also be prosecuted if your spouse shares the information with someone else and that person buys or sells the company’s securities. You should not disclose any non-public information to anyone, including your spouse.

Q – I would never trade on inside information, but what if I give my dad a tip just before a big news release…can he get in trouble?

A – Yes. Legally, you cannot trade securities based on material non-public information. In addition, you cannot leak such information to others. This could lead to prosecution for illegal insider trading for both you and your dad, which could result in going to jail.

Q – I’m involved with a project at work performing due diligence on ABC Company, which we are likely to acquire or partner with. The transaction will cause Tomorrow.io’s and ABC Company’s stock to increase substantially. I know I cannot trade on Tomorrow.io’s stock, but can I trade ABC Company stock?

A – No. The prohibition against insider trading extends not only to trading in the company’s securities but also to the securities of any other organization with which we do business if the employee gains the information at work.

Q – These are a lot of rules. How will I ever know whether I can trade in Tomorrow.io securities?

A – To assist you in analyzing any proposed trade, please contact Jonathan Shamay Draluck, Corporate Counsel.

Q - What happens to my unvested and vested equity grants?

A - Any existing equity awards in Tomorrow.io will not change in substance but they will become exercisable for shares of the publicly traded stock following the closing of the transaction. However, your current equity grants in Tomorrow.io will change in terms of both amount and exercise price, but not the overall $ amount required. For example, the number of shares may decrease, but the exercise price will increase by a corresponding amount, resulting in the same dollar exercise amount. That will be done automatically within our equity system. There will be no acceleration of vesting upon completion of the transaction and your equity awards will vest per their normal vesting schedule.

Q -What is a stock option?

A - A stock option is the right to buy a share of the Company’s common stock at a set price (the “exercise price”). You will receive further communications from our equity administration vendor on the details of your stock option holdings, if any, and the process of exercising your stock options in exchange for common stock.

Q - May I exercise and sell my stock options now?

A - Not yet. Following the close of the transaction, Tomorrow.io will be a publicly-traded company and you will soon be able to realize the value of your Tomorrow.io equity awards. However, for the first 12 months following the close of the transaction, a lock-up period will be implemented. During this time, all Tomorrow.io employees and shareholders of Tomorrow.io before the closing of the transaction will be unable to sell their shares. Lock-up periods are common and are usually implemented for newly-public companies to prevent insiders from selling large numbers of shares and causing the stock price to decline.

Q - Will I ever be able to exercise and sell my stock options?

A - Yes. Following the lock-up period and subject to compliance with the insider trading policy (including any blackout period) that we will adopt in connection with the transaction, you will be able to exercise your stock options and determine whether to hold or sell your Tomorrow.io shares. You will receive additional communications from our equity administration vendor. Notwithstanding anything in our policies, trading while in possession of material non-public information about Tomorrow.io is a violation of law and not consistent with our values.

Q - What is a blackout period?

A - A blackout period is typically a period of time preceding the release of company earnings or other significant financial or other material non-public information. During this time, insiders of Tomorrow.io are unable to buy or sell shares in the Company.

Q - Are my stock options treated differently if I have a dual citizenship?

A - Generally, your stock options will be taxed based on your country of residence (i.e., USA or Israel) for employees with dual citizenship. Please consult with your personal tax advisor for any tax advice.

Q - The fact that this is in the US, does it affect employees differently in TLV, APAC or other places?

A - No, there is no difference in terms of the ability to buy or sell the company’s stock.

Q - Can we share with candidates that stage we are at in terms of the SPAC?

A - Yes, you can tell them that we have signed a merger agreement with PINE, and direct them to the PINE website, as well as ours. Beyond that, there is nothing more you should share beyond that the company’s finance team is working on the transaction with the company’s advisors and consultants.

Additional Information and Where to Find It

This document is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the transaction and does not constitute an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, purchase, or exchange of securities or solicitation of any vote or approval in any jurisdiction in contravention of applicable law.

In connection with the proposed transaction between Pine Technology Acquisition Corp. (“Pine Technology”) and The Tomorrow Companies Inc. (“Tomorrow.io”), Pine Technology will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 which will include Pine Technology’s prospectus and proxy statement (the “Proxy Statement/Prospectus”). Pine Technology plans to mail the definitive Proxy Statement/Prospectus to its stockholders in connection with the transaction once available. INVESTORS AND SECURITYHOLDERS OF PINE TECHNOLOGY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PINE TECHNOLOGY, TOMORROW.IO, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Pine Technology through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by contacting Pine Technology.

Participants in the Solicitation

Pine Technology, Tomorrow.io and certain of their respective directors, executive officers and employees may be considered to be participants in the solicitation of proxies in connection with the transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders of Pine Technology in connection with the transaction, including a description of their respective direct or indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus described above when it is filed with the SEC. Additional information regarding Pine Technology’s directors and executive officers can also be found in in Pine Technology’s final prospectus, filed with the SEC on March 11, 2021. These documents are available free of charge as described above.